March 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sagtec Global Limited

Registration Statement on Form F-1, as amended (File No. 333-284053)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), The Benchmark Company, LLC, as representative of the underwriters of the offering, hereby joins the request of Sagtec Global Limited that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on March 6, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ortoli Rosenstadt LLP, requests by telephone that such Registration Statement on Form F-1 be declared effective

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:	/s/ Michael Jacobs
Name:	Michael Jacobs
Title:	Managing Director, Head of Equity Capital Markets